

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

James H. Overholt
Chief Executive Officer, President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, California 92821

Re: Ministry Partners Investment Company, LLC
Registration Statement on Form S-1
Filed October 9, 2014
File No. 333-199237

Dear Mr. Overholt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update for September 30, 2014 in your next filing.

2. Confirm to the staff that no employees of MP Securities are Officers and/or Directors of the Company and no Officers and Directors of the Company will receive any payments from this offering.

Questions and Answers, page

1. Please revise the fourth and sixth Q&A's to disclose the range for the last six months for the Swap Index rate and the Variable Index rate.

2. Please revise to disclose the total amount issued under the indenture and the total amount, including this offering, which may be issued in the future under the indenture.

Prospectus Summary, page 11

3. Please include here, or in a new section following the Summary, selected financial data or other summary of financial condition and results for 2013 and the first three quarters of 2014.

4. Please clarify here or elsewhere, if true, that unpaid principal and accrued interest is paid at maturity.

Our Secured Credit Facilities, page 14

5. Please revise to disclose the amounts available to borrow under the credit facilities at September 30, 2014.

MD&A
Liquidity and Capital Resources, page 93

6. Please revise the September 30, 2014 disclosures to discuss the status of the Regulation D offering, including when the company expects the offering to close and disclose the material terms. In addition, disclose the amounts available under all of the company's credit facilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel